Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)

6190 Agronomy Rd, Suite 405

Vancouver, BC V6T 1Z3

Item 2.	Date of Material Change

November 7, 2014

Item 3.	News Release

November 7, 2014 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome reported financial results for the third quarter and nine months ended September 30, 2014. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jennifer Archibald, Chief Financial Officer

Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated November 7, 2014.

6190 Agronomy Road, Suite 405	Tel: 604-677-6905
Vancouver, B.C.	Fax: 604-677-6915
V6T 1Z3

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Reports third Quarter 2014
FINANCIAL Results

- Cardiome to conduct conference call and webcast today, November 7,

at 8:00 a.m. Eastern (5:00 a.m. Pacific) -

Vancouver, Canada, November 7, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter and nine months ended September 30, 2014. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). All share and per share amounts reflect the one-for-five share consolidation that occurred on April 12, 2013.

Summary Results

Cardiome recorded a net loss of $4.4 million ($0.26 per common share) for the three months ended September 30, 2014 (Q3-2014), compared to a net loss of $3.6 million ($0.29 per common share) for the three months ended September 30, 2013 (Q3-2013).

Total revenue for Q3-2014 was $7.8 million compared to $0.5 million in Q3-2013. In Q3-2014, revenues from the sale of BRINAVESS™ and AGGRASTAT® were $6.9 million, and licensing, royalty and other fees were $0.9 million. In Q3-2013, revenue from the sale BRINAVESS™ was $0.1 million and licensing and other fees received from Merck, our former collaborative partner, were $0.4 million.

Cost of goods sold for Q3-2014 was $2.7 million compared to $0.05 million for Q3-2013.

Selling, general and administration expenditures for Q3-2014 were $7.9 million compared to $4.0 million for Q3-2013. The increase was primarily due to higher costs associated with sales and marketing efforts to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®.

Liquidity and Outstanding Share Capital

At September 30, 2014, Cardiome had cash and cash equivalents of $17.6 million. As of November 6, 2014, the company had 16,521,002 common shares issued and outstanding, 1,385,157 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $4.98 per share, and 47,500 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on Friday, November 7, 2014 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 37710827. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 06, 2014. Please dial 416-764-8677 or 888-390-0541 and enter code 710827# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue:
Product revenues	$6,931	$81	$19,993	$81
Licensing, royalty and other fees	876	396	3,073	563
	7,807	477	23,066	644
Cost of goods sold	2,673	47	6,409	47
	5,134	430	16,657	597
Expenses:
Selling, general and administration	7,863	3,954	24,670	9,164
Amortization	510	108	1,610	324
Research and development	234	31	538	436
Restructuring	-	-	-	(130)
	8,607	4,093	26,818	9,794
Operating loss	(3,473)	(3,663)	(10,161)	(9,197)

Other expense (income):
Interest expense (income)	495	(7)	975	(34)
Gain on settlement of debt	-	-	-	(20,834)
Other expense (income)	217	(163)	100	(491)
Foreign exchange loss	68	121	118	157
	780	(49)	1,193	(21,202)
Net income (loss) before income taxes	(4,253)	(3,614)	(11,354)	12,005
Provision for income taxes	114	-	387	-
Net income (loss)	$(4,367)	$(3,614)	$(11,741)	$12,005
Other comprehensive income:
Foreign currency translation adjustments	(670)	-	(506)	-
Comprehensive income (loss)	$(5,037)	$(3,614)	$(12,247)	$12,005
Earnings (loss) per common share
Basic and diluted	$(0.26)	$(0.29)	$(0.73)	$0.96
Weighted average common shares outstanding
Basic	16,520,203	12,470,335	16,130,147	12,470,335
Diluted	16,520,203	12,470,335	16,130,147	12,527,346

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

	September 30, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$17,582	$10,984
Restricted cash	2,321	2,323
Accounts receivable, net of allowance for doubtful accounts of $320 (2013 - $325)	7,884	6,674
Inventories	5,572	6,597
Prepaid expenses and other assets	1,818	1,749
	35,177	28,327

Property and equipment	341	618
Intangible assets	16,642	18,069
Other assets	808	-
Goodwill	318	318
	$53,286	$47,332

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$9,477	$14,003
Current portion of long-term debt	686	-
Current portion of deferred consideration	3,390	3,688
	13,553	17,691

Long-term debt	11,314	-
Deferred consideration	4,973	6,997
	29,840	24,688

Stockholders’ equity:
Common stock
Authorized - unlimited number with no par value
Issued and outstanding – 16,521,002 (2013 – 14,958,277)	284,519	272,083
Additional paid-in capital	33,962	33,349
Deficit	(312,487)	(300,746)
Accumulated other comprehensive income	17,452	17,958
	23,446	22,644
	$53,286	$47,332

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Operating activities:
Net income (loss) for the period	$(4,367)	$(3,614)	$(11,741)	$12,005
Items not affecting cash:
Amortization	510	108	1,610	324
Stock-based compensation	370	111	766	327
Loss on write-down of property and equipment	188	-	188	-
Write-down of inventory	607	-	732	-
Gain on settlement of debt	-	-	-	(20,834)
Unrealized foreign exchange (gain) loss	(241)	127	(291)	151
Other	-	(10)	-	(22)
Changes in operating assets and liabilities:
Restricted cash	(7)	-	(123)	-
Accounts receivable	(1,134)	(663)	(1,830)	(210)
Inventories	297	(19)	292	(2,819)
Prepaid expenses and other assets	1,321	114	16	(4)
Accounts payable and accrued liabilities	590	1,404	(4,109)	116
Net cash used in operating activities	(1,866)	(2,442)	(14,490)	(10,966)

Investing activities:
Purchase of property and equipment	(10)	(13)	(27)	(26)
Increase in intangible assets	(26)	(16)	(78)	(56)
Net cash used in investing activities	(36)	(29)	(105)	(82)

Financing activities:
Issuance of common stock, net of share issue costs	-	-	12,406	-
Proceeds from sale of property and equipment	-	8	-	87
Proceeds from issuance of long-term debt	12,000	-	12,000	-
Financing fees	(893)	-	(893)	-
Repayment of long-term debt	-	-	-	(13,000)
Payment of deferred consideration	(723)	-	(2,322)	-
Net cash provided by (used in) financing activities	10,384	8	21,191	(12,913)
Effect of foreign exchange rate changes on cash and cash equivalents	(253)	39	2	(23)
Increase (decrease) in cash and cash equivalents during the period	8,229	(2,424)	6,598	(23,984)
Cash and cash equivalents, beginning of period	9,353	19,707	10,984	41,267
Cash and cash equivalents, end of period	$17,582	$17,283	$17,582	$17,283

Supplemental cash flow information:
Interest paid	$441	$-	$984	$-
Interest received	-	7	-	34
Net income taxes paid	32	-	212	-

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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